VENOMYX, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

September 10, 2018

Balance Sheet

Venomyx Therapeutics
For the Years Ended December 31, 2016 and 2017
Unaudited

Account	Dec 31, 2017	Dec 31, 2016
Assets		
Current Assets		
Cash		
Business Checking	10,226	95,158
Total Current Cash	**10,226**	**95,158**
Fixed Assets		
Proprietary Antibody Libraries	20,000	20,000
Antibody Candidates	80,000	-
Intellectual Property	25,000	-
Equipment	20,000	-
Total Assets	**155,226**	**115,158**
Liabilities and Equity		
Liabilities		
Long Term Liabilities		
Convertible Debt	177,500	100,000
Deffered Payment	25,000	
Total Liabilities	**202,500**	**100,000**
Shareholder's Equity		
Common Stock (7,134,155 shares issued and outstanding, $0.001 par value)	7,134,155	6,599,093
Owner's Contribution	284,500	207,000
Total Equity	**7,134,155**	**6,599,093**
Total Liabilities and Equity	**7,336,655**	**6,699,093**

Income Statement

Venomyx Therapeutics

For the Years Ended December 31, 2016 and 2017

Unaudited

Account	2017	2016
Revenues	**0**	**0**
Operating Expenses		
Advertising	180	0
Bank Service Charges	10	41
Dues & Subscriptions	3,359	170
General Expenses	2,228	0
Office Expenses	1,804	6,096
Payroll Tax Expense	5,586	4,026
Postage & Delivery	511	16
Rent	12,993	12,500
Research Expenses	75,064	53,994
Travel	512	0
Wages and Salaries	56,000	39,292
Total Operating Expenses	**158,248**	**116,136**
Loss before provision for income taxes	**(158,248)**	**(116,136)**
Provision for income taxes	**0**	**0**
Net Loss	**(158,248)**	**(116,136)**

Statement of Cash Flows

Venomyx Therapeutics
For the Years Ended December 31, 2016 and 2017
Unaudited

Account	2017	2016
Operating Activities		
Cashflow from operating activites	(162,433)	(111,842)
Net Loss	**(162,433)**	**(111,842)**
Financing Activities		
Other cash items from financing activities	77,500	207,000
Net Cash Flows from Financing Activities	**77,500**	**207,000**
Net Cash Flows	**(84,933)**	**95,158**
Cash and Cash Equivalents		
Change in cash for period	(84,933)	95,158
Cash and cash equivalents at beginning of period	95,158	0
Cash and cash equivalents at end of period	**10,226**	**95,158**

VENOMYX, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Venomyx, Inc. ("the Company") is a corporation organized February 25th, 2015 under the laws of the State of Delaware. The Company operates as a biopharmaceutical company in San Diego, California performing research and development of clinical antitoxin therapies.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash on deposits which, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash was held in a financial institution. Deposits in interest bearing and non-interest bearing accounts, in aggregate, not exceeding $250,000 are insured by the FDIC. At December 31, 2017 and 2016, the bank accounts did not exceed the balance insured by the FDIC.

Convertible Notes

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 1% per annum and have twelve month terms, with the earliest commencing in December of 2017. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

<u>Income Taxes</u>

The Company uses the liability method for accounting for income taxes. Under such method, deferred income taxes are recognized based on the differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company has not provided any deferred tax assets or liabilities as these amounts are not significant.

The Financial Accounting Standards Board ("FASB") issued the Accounting Standard Codification ("ASC") 740-10, "Income Taxes," which defines as uncertain tax position as a tax position taken in a filed return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax positions in the aggregate could differ from the amount recognized.

The Company's policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. The Company had not accrued any amount for the payment of interest or penalties related to any uncertain tax positions at December 31, 2017, as its review of such positions indicated that such potential positions were minimal. The Company is subject to federal and state tax examination for the year 2018 forward.